UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 2, 2022
Commission File Number: 001-15060
UBS AG
(Name of Registrant)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒    Form  40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement of UBS AG on Form F-3 (File No. 333-253432) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG

Date: March 2, 2022	By:	/s/ Elliott Appel
Name: Elliott Appel
Title: Executive Director

	By:	/s/ Timothy Geller
Name: Timothy Geller
Title: Executive Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

5.5	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, special counsel to UBS AG

23.9	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.5 above)